Exhibit 16.1
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: DIAS HOLDING, INC.
This is to confirm that the client-auditor relationship between Dias Holding, Inc. and Sherb & Co., LLP ceased as of December 19, 2008 in regards to all accounting and auditing services and all quarterly reports. For the period from original retention to September 30, 2008, and from the subsequent interim period through Sherb & Co., LLP’s dismissal on December 19, 2008, there has been no disagreement between the Company and Sherb & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Sherb & Co., LLP would have caused it to make a reference to the subject matter of the disagreement in connection with any report it might have issued.
We have read Item 4.01 (1)(i), Item 4.01 (1) (ii), Item 4.01 (1)(iii) Item (1)(v) and Item 4.01 (1) (vi) included in the Form 8K filed with the Securities and Exchange Commission (“Form 8K”) and am in agreement with the statements contained therein.
Regarding Item 4.01 (1) (iv) we do not have sufficient knowledge to confirm or deny this statement.
Regarding Item 4.01 (1) (vi) we can confirm only to the extent of our review work done for the quarter ended September 30, 2008. We performed no services for any period subsequent to December 19, 2008. Therefore we cannot confirm or deny the accuracy of this statement as to any period other than for the nine months period ended September 30, 2008. We concur with this statement as it relates to the nine months period ended September 30, 2008.

SHERB & CO., LLP
/s/ SHERB & CO., LLP
March 6, 2009